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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

TRI-S SECURITY CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
895578-10-2
(CUSIP Number)
Taylor H. Wilson
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5615
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	895578-10-2

1	NAMES OF REPORTING PERSONS Select Contrarian Value Partners, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		466,771

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		466,771

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	466,771

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	895578-10-2

1	NAMES OF REPORTING PERSONS Kaizen Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		466,771

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		466,771

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	466,771

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/HC

CUSIP No.	895578-10-2

1	NAMES OF REPORTING PERSONS Kaizen Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		466,771

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		466,771

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	466,771

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	895578-10-2

1	NAMES OF REPORTING PERSONS David W. Berry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		466,771

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		466,771

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	466,771

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

This Amendment No. 3 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed May 14, 2007 and Amendment No. 2 to the Schedule 13D filed October 15, 2007 by the reporting persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“This statement relates to the common stock of TRI-S SECURITY CORPORATION. The address of the principal executive offices of the issuer is 11675 Great Oaks Way, Suite 120, Alpharetta, Georgia 30022.”
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover page(s) hereto. The principal business of Select Contrarian Value Partners, L.P. is investments. Kaizen Management, L.P. is denominated, and functions, as the general partner of Select Contrarian and may be deemed to control Select Contrarian and beneficially own securities owned by Select Contrarian. The principal business of Kaizen Management is serving as an investment adviser and/or manager to other persons. Kaizen Capital, L.L.C. is denominated, and functions, as the general partner of Kaizen Management and may be deemed to control Kaizen Management and beneficially own securities owned by Kaizen Management. The principal business of Kaizen Capital is serving as the general partner of Kaizen Management. David W. Berry is the manager of Kaizen Capital and may be deemed to control Kaizen Capital and beneficially own securities owned by Kaizen Capital. The present principal occupation of Mr. Berry is serving as the manager of Kaizen Capital. The address of the principal office or business address of each reporting person is 4200 Montrose Blvd., Suite 400, Houston, Texas 77006. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in each other Item herein is incorporated by reference in answer or partial answer to this Item.”
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“Select Contrarian used approximately $353,225 of Select Contrarian’s working capital to purchase the 89,336 shares of common stock of the issuer that were reported as beneficially owned by each reporting person in the Schedule 13D relating to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission.
On October 14, 2005, Select Contrarian used approximately $1,500,000 of Select Contrarian’s working capital to acquire (a) a 10% Callable, Convertible Promissory Note dated October 14, 2005 in the original principal amount of $1,500,000 payable by the issuer to Select Contrarian and convertible into shares of common stock at an initial conversion price of $4.80 per share, subject to adjustment, and (b) a warrant dated October 14, 2005 to purchase 156,250 shares of common stock of the issuer, subject to adjustment, at an initial exercise price of $4.80 per share, subject to adjustment.
On November 5, 2008, Select Contrarian tendered Select Contrarian’s 10% Callable, Convertible Promissory Note in connection with the exchange offer contemplated by that certain tender offer statement on Schedule TO under the Securities Exchange Act of 1934, as initially filed by the issuer with the Commission on August 20, 2008 and amended (File No. 005-81576).

On November 14, 2008, the issuer announced the closing of the exchange offer and, as a result of the closing of the exchange offer and in exchange for Select Contrarian’s tendered note, issued to Select Contrarian (a) a 14% Convertible Promissory Note due 2010 in the aggregate principal amount of $1,500,000 payable by the issuer to Select Contrarian and convertible into shares of common stock at an initial conversion price of $1.75 per share, subject to adjustment, and (b) a warrant to purchase 156,257 shares of common stock of the issuer at an initial exercise price of $0.66 per share, subject to adjustment.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in each other Item herein is incorporated by reference in answer or partial answer to this Item.”
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“The acquisition of securities of the issuer by Select Contrarian is for investment purposes.
Each reporting person has made proposals to the issuer relating to changes in the present board of directors of the issuer, including proposals to increase the total authorized number of directors and to fill the vacancies on the board resulting from any such increase. Select Contrarian entered into certain agreements with the issuer relating to such proposals in connection with the exchange offer, which agreements are described in Item 6 hereof. This Item is qualified in its entirety by reference to Item 6 hereof, which is incorporated herein by reference.
In addition, each reporting person plans to review their investment in the issuer on a continuing basis. Depending upon each factor discussed below and each other factor that is or may become relevant, each reporting person plans to consider: (i) making additional proposals which relate to or may result in additional changes in the board of directors and/or management of the issuer; (ii) selling all or part of the securities of the issuer owned by such reporting person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.
Any open market or privately negotiated purchases or sales, recommendations, plans, or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in each other Item herein is incorporated by reference in answer or partial answer to this Item.”
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
(b) Number of shares as to which each reporting person has:

(i)	sole power to vote or to direct the vote:
See Item 7 on the cover page(s) hereto.
(ii)	shared power to vote or to direct the vote:
See Item 8 on the cover page(s) hereto.
(iii)	sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.
(iv)	shared power to dispose or to direct the disposition of:
See Item 10 on the cover page(s) hereto.
(c) Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.
(d) Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting persons.
(e) Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in and each other Item herein is incorporated by reference in answer or partial answer to this Item.”
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“On October 14, 2005, Select Contrarian used approximately $1,500,000 of Select Contrarian’s working capital to acquire (a) a 10% Callable, Convertible Promissory Note dated October 14, 2005 in the original principal amount of $1,500,000 payable by the issuer to Select Contrarian and convertible into shares of common stock at an initial conversion price of $4.80 per share, subject to adjustment, and (b) a warrant dated October 14, 2005 to purchase 156,250 shares of common stock of the issuer, subject to adjustment, at an initial exercise price of $4.80 per share, subject to adjustment.

On October 14, 2005, Select Contrarian also entered into that certain Registration Rights Agreement dated October 14, 2005 by and among the issuer, Select Contrarian and each other party thereto to provide certain registration rights.
On October 16, 2008, Select Contrarian Value Partners, L.P. entered into that certain Director Designation Agreement with the issuer in connection with the exchange offer. The Director Designation Agreement generally entitled Select Contrarian to designate two (2) natural persons to be elected as directors of the issuer, subject to the closing of the exchange offer and the tender by Select Contrarian in connection with the exchange offer of Select Contrarian’s 10% Callable, Convertible Promissory Note.
On November 5, 2008, Select Contrarian entered into that certain Amendment No. 1 to Director Designation Agreement dated November 5, 2008 with the issuer generally to amend the Director Designation Agreement to amend and replace Select Contrarian’s right to designate two (2) directors of the issuer pursuant to the Director Designation Agreement to and with the right to designate one (1) director of the issuer and one (1) board observer.
On November 5, 2008, Select Contrarian also entered into that certain Letter Agreement dated November 5, 2008 with the issuer in connection with Amendment No. 1 to Director Designation Agreement. The Letter Agreement generally (a) prohibits the issuer from making any changes to the compensation package of Ronald G. Farrell, the Chief Executive Officer of the issuer, until the director and the board observer to be designated by Select Contrarian have been installed and (b) provides for certain other agreements and clarifications related to the exchange offer and the Director Designation Agreement, as amended.
On November 5, 2008, Select Contrarian tendered Select Contrarian’s 10% Callable, Convertible Promissory Note in connection with the exchange offer.
On November 14, 2008, the issuer announced the closing of the exchange offer and, as a result of the closing of the exchange offer and in exchange for Select Contrarian’s tendered note, issued to Select Contrarian (a) a 14% Convertible Promissory Note due 2010 in the aggregate principal amount of $1,500,000 payable by the issuer to Select Contrarian and convertible into shares of common stock at an initial conversion price of $1.75 per share, subject to adjustment, and (b) a warrant to purchase 156,257 shares of common stock of the issuer at an initial exercise price of $0.66 per share, subject to adjustment.
On November 14, 2008, Select Contrarian designated the person to be elected as a director of the issuer and the person to be installed as a board observer, in each case, pursuant to and in accordance with the Director Designation Agreement, as amended.
This Item, including the descriptions of the 10% Callable, Convertible Promissory Note, the warrant dated October 14, 2005, the Registration Rights Agreement, the Director Designation Agreement, Amendment No. 1 to Director Designation Agreement, the Letter Agreement, the 14% Convertible Promissory Note, and the November 14, 2008 warrant herein, is qualified in its entirety by reference to each of the 10% Callable, Convertible Promissory Note, the warrant dated October 14, 2005, the Registration Rights Agreement, the Director Designation Agreement, Amendment No. 1 to Director Designation Agreement, the Letter Agreement, the Form of 14% Convertible Promissory Note, and the Form of Warrant, a copy of which is filed as an exhibit hereto and incorporated herein by reference.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 1 to the Schedule 13D related to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission)
99.2	10% Callable, Convertible Promissory Note dated October 14, 2005 (incorporated herein by reference from Exhibit 2 to the Schedule 13D related to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission)
99.3	Warrant dated October 14, 2005 (incorporated herein by reference from Exhibit 3 to the Schedule 13D related to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission)
99.4	Registration Rights Agreement dated October 14, 2005 (incorporated herein by reference from Exhibit 4 to the Schedule 13D related to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission)
99.5	Director Designation Agreement dated October 16, 2008 among the issuer and Select Contrarian Value Partners, L.P. (incorporated herein by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)
99.6	Amendment No. 1 to Director Designation Agreement dated November 5, 2008 between the issuer and Select Contrarian Value Partners, L.P. (incorporated herein by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)
99.7	Letter Agreement dated November 5, 2008 between the issuer and Select Contrarian Value Partners, L.P. (incorporated herein by reference from Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)
99.8	Form of 14% Convertible Promissory Note (incorporated herein by reference from Exhibit 4.3 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)
99.9	Form of Warrant (incorporated herein by reference from Exhibit 4.4 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Select Contrarian Value Partners, L.P.

By:	Kaizen Management, L.P.
Title:	General Partner

By:	Kaizen Capital, L.L.C.
Title:	General Partner

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager
Date:	November 18, 2008
Kaizen Management, L.P.

By:	Kaizen Capital, L.L.C.
Title:	General Partner

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager
Date:	November 18, 2008

Kaizen Capital, L.L.C.

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager
Date:	November 18, 2008

David W. Berry

By:	/s/ David W. Berry
Name:	David W. Berry
Date:	November 18, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 1 to the Schedule 13D related to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission)
99.2	10% Callable, Convertible Promissory Note dated October 14, 2005 (incorporated herein by reference from Exhibit 2 to the Schedule 13D related to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission)
99.3	Warrant dated October 14, 2005 (incorporated herein by reference from Exhibit 3 to the Schedule 13D related to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission)
99.4	Registration Rights Agreement dated October 14, 2005 (incorporated herein by reference from Exhibit 4 to the Schedule 13D related to the common stock of the issuer filed December 4, 2006 by the reporting persons with the Commission)
99.5	Director Designation Agreement dated October 16, 2008 among the issuer and Select Contrarian Value Partners, L.P. (incorporated herein by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)
99.6	Amendment No. 1 to Director Designation Agreement dated November 5, 2008 between the issuer and Select Contrarian Value Partners, L.P. (incorporated herein by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)
99.7	Letter Agreement dated November 5, 2008 between the issuer and Select Contrarian Value Partners, L.P. (incorporated herein by reference from Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)
99.8	Form of 14% Convertible Promissory Note (incorporated herein by reference from Exhibit 4.3 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)
99.9	Form of Warrant (incorporated herein by reference from Exhibit 4.4 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed November 14, 2008 by the issuer with the Commission)